Form 10-K, Exhibit 13
period 1994-01-29
MERRY GO ROUND ENTERPRISES INC
filed 1994-04-29
CIK 719721

##




##
##                              -#-
4637/BLUSEC##

EXHIBIT 13
- - ----------


























                   MERRY-GO-ROUND ENTERPRISES

                              1994

                         ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS



Dollars in thousands, except per share data.

                                               1994           1993        1992
OPERATING RESULTS

Net sales                                   $959,878       $877,499    $761,163

Earnings (loss) before income taxes (1)      (63,811)        59,812      36,038

Net earnings (loss)                          (45,624)        37,981      22,704

Earnings (loss) per share of common stock      ( .85)           .71         .43

EBITDA (2)                                    36,059         89,690      59,060

YEAR END POSITION

Working capital (3)                         $174,465        $50,921     $51,721

Current ratio (3)                                5.8            1.6         1.8

Total assets                                $461,879       $364,705    $300,549

Stockholders' equity                         191,221        235,616     197,342

Number of stores                               1,434            989         825

Number of employees                           14,970         13,911      11,688


(1) Fiscal 1994 includes a third quarter charge of $55.3 million
    (see Management's Discussion and Analysis).

(2) Represents earnings before interest, income taxes, depreciation and amortization. EBITDA for fiscal 1994 is calculated excluding the effects of the $55.3 million charge in the third quarter and the reversal of $3.1 million incentive compensation accrual in the first quarter.

(3) 1994 excludes liabilities subject to compromise under the reorganization proceedings.

To Our Shareholders:
         Merry-Go-Round Enterprises, Inc. was severely tested by the events of fiscal year 1994. Seldom in our 22-year history have we faced so many complex business issues and challenging economic factors.
         The fourth quarter of fiscal 1994, in particular, was one of crisis. As a result of the continuing absence of a clear fashion trend with our customers, a highly promotional retail environment and certain unsuccessful merchandising decisions, we determined that it was necessary to write down the value of certain of our inventory and leasehold improvements associated with some underperforming stores as of the end of the third quarter. This write-down resulted in a series of events culminating in our decision to voluntarily file a petition for protection under Chapter 11 of the U.S. Bankruptcy Code on January 11, 1994. We thought long and hard about filing, but following the third quarter charge we were faced with a variety of factors over which we had little control, including our inability to successfully conclude negotiations with our lenders, which led to the deterioration of vendor and factor confidence and support.
         The filing under Chapter 11 gave us the ability to obtain new financing, regain vendor and factor support and return our attention to running the business. At present, our primary goals are to re-focus our merchandising efforts and regain the enthusiasm of our traditional customers and to enable the Company to emerge from bankruptcy.

         Improving Performance and Potential.
         With the decision to file behind us, we have turned our energies and resources to the future. Beginning in December 1993, and continuing into the new fiscal year, significant operational changes have been made to strengthen Merry-Go-Round Enterprises.
         We are addressing our methods for selecting merchandise for our customers and rebuilding customer traffic and loyalty. Lenny Weinglass, founder of Merry-Go-Round Enterprises, assumed the position of Chief Executive Officer in January and has focused his considerable experience in the retail industry on our merchandising organization. He will be working with a strong team of buyers bringing his expertise closer to the decision-making process and helping develop our next generation of merchants. Like Lenny, they are energetic, and in sync with the young adult customer we serve.
         At the same time, the Company is sharpening the operational and merchandising focus of each concept. We are actively searching for two top merchandising executives, one to head the Merry-Go-Round concept and one to lead the young men's concepts of Dejaiz/Attivo and Chess King. Since many of our stores share the same mall location, we are seeking to maximize the distinctive brand identity of each store and to select a merchandise mix designed to assure minimal overlap among concepts.
         Merry-Go-Round stores remain a one-stop unisex boutique where young men and women can shop for complementary fashions. Dejaiz/Attivo features a complete collection of slightly higher priced fashion selections for young men.
Cignal continues to be successful in offering European-style clothing for career-oriented men and women. Chess King is a value-oriented young men's store featuring private label merchandise. The May 1993 Chess King acquisition, which included over 400 stores in 44 states, improves the leverage of our merchandising, distribution and administrative functions.
         Taking a pro-active stance in working with new and emerging designers who can help the Company succeed, we have opened a New York City showroom, bringing our buyers closer to a wider range of merchandise vendors in the hub of the U.S. fashion marketplace.
         Along with a renewed focus on merchandising we are continuing to focus on returning to profitability. We are seeking to lower occupancy costs by conducting a thorough review of the Company's real estate positions. We are also making a complete analysis of the profitability and market position of each store. We are committed to eliminating stores which cannot meet our profitability goals. In addition, staff downsizing and cost-reductions at the Company's headquarters have resulted in significant annual savings.
         Our plans to rebuild customer loyalty include the merchandising and operational steps noted above, as well as a renewed emphasis on targeted marketing communications. The Company is mounting an intensive marketing campaign, including national print and MTV advertising, with particular emphasis on the upcoming 1994 critical selling seasons--Back-to-School and Holiday. At the same time, we are introducing additional product lines for the Company with new private label merchandise that will remain unique to the stores for which it was created, thus strengthening the individual concepts and increasing brand loyalty.
         With its substantial liquidity, we believe
Merry-Go-Round Enterprises possesses the financial strength to meet its needs. The Company maintains a strong cash position, in excess of $110 million in cash on hand at fiscal year-end, and has an agreement approved by the Bankruptcy Court, with The CIT Group, as agent, for debtor-in-possession financing in the form of a $125 million line of credit.
         Commitment to the Future.
         The strengths of Merry-Go-Round Enterprises remain significant: highly experienced management team; outstanding employees who really care about the Company; state-of-the-art management information and distribution systems; and commitment to the satisfaction of our customers.
         In the next year, in addition to working on improving our core business, we will be spending a significant amount of time developing a plan of reorganization, designed to restructure the Company's liabilities and to permit it to emerge from bankruptcy. The plan, when filed, will require the approval of impaired prepetition creditors and stockholders and confirmation by the Bankruptcy Court.
         While the short term outlook remains dampened due to some reduction in customer traffic in our stores, lower inventories for the first half of the year, and the uncertainties of operating under Chapter 11, we believe we are taking the necessary steps to restore profitability. We are working diligently to rebuild and enhance the reputation of the Company among its customers, to enable the Company to emerge from Chapter 11 and to restore shareholder value.
         We appreciate the patience of our shareholders as we go forward. We recognize the tireless efforts of our employees and the confidence of our loyal vendors and creditors, whose continued support is vital to rebuilding the Company and meeting the challenges of the future.

Lenny Weinglass                        Michael D. Sullivan
Chairman and Chief Executive Officer   President

                     CONSOLIDATED STATEMENTS OF OPERATIONS

Three year period ended January 29, 1994    1994           1993          1992
Net sales                              $959,878,000  $877,499,000  $761,163,000

Costs and expenses;
 Cost of sales, buying and occupancy    780,279,000   621,591,000   551,817,000

 Selling and administrative             230,616,000   195,224,000   172,837,000

 Interest expense, net (note 11)          5,859,000       872,000       471,000

   Total costs and expenses           1,016,754,000   817,687,000   725,125,000

Earnings (loss) before income taxes
(benefit) and reorganization costs      (56,876,000)   59,812,000    36,038,000

Reorganization costs (note 12)            6,935,000            --           --

Earnings (loss) before income taxes
(benefit)                               (63,811,000)   59,812,000    36,038,000

Income taxes (benefit) (note 13)        (18,187,000)   21,831,000    13,334,000

Net earnings (loss)                    $(45,624,000)  $37,981,000   $22,704,000

Earnings (loss) per share of
common stock (note 10)                        $(.85)         $.71          $.43


See accompanying notes to consolidated financial statements



Consolidated Financial Statements   pages   8-14

Notes to Consolidated Financial Statements   pages   15-28

Independent Auditors' Report   page   28

Market and Dividend Information   page   28

Five year Financial Summary   page   30

Summary of Quarterly Results   pages   30-31

Management's Discussion and Analysis   pages   32-37

Balance Sheets
January 29, 1994 and January 30, 1993

                                                       1994              1993
Assets

Current assets:

  Cash and cash equivalents                        $113,119,000   $ 40,115,000

  Receivables                                         3,916,000      6,466,000

  Merchandise inventories                            71,528,000     82,197,000

  Prepaid expenses and other, included deferred
    income taxes of $2,323,000 and $4,921,000
    (note 13)                                         4,279,000      7,904,000

  Refundable income taxes (note 13)                  18,026,000            --

     Total current assets                           210,868,000    136,682,000

Property and equipment, at cost (notes 6 and 9):
  Land and land improvements                          5,421,000      5,363,000

  Buildings                                          37,428,000     34,783,000

  Leasehold improvements                            140,301,000    131,330,000

  Furniture, fixtures and equipment                 183,681,000    148,921,000

                                                    366,831,000    320,397,000

  Less accumulated depreciation and amortization    119,691,000     93,982,000

     Net property and equipment                     247,140,000    226,415,000

Other assets                                          3,871,000      1,608,000

                                                   $461,879,000   $364,705,000

Liabilities and Stockholders' Equity

Current liabilities:

  Accounts payable, trade                             5,406,000     33,426,000

  Other payables and accrued expenses (note 4)       30,997,000     42,325,000

  Federal and state income taxes payable                     --      9,578,000

  Current portion of long-term debt                          --        432,000

     Total current liabilities                       36,403,000     85,761,000

Noncurrent liabilities:

  Long-term debt (note 6)                            10,000,000     29,997,000

  Other, including deferred income taxes of
    $648,000 and $4,231,000 (note 13)                11,113,000     13,331,000

    Total noncurrent liabilities                     21,113,000     43,328,000

Liabilities subject to compromise under
  reorganization proceedings (note 9)               213,142,000            --

Stockholders' equity (note 10):

  Common stock of $.01 par value per share:
     Authorized 100,000,000 shares; issued
     and outstanding 53,932,335 shares at
     January 29, 1994 and 53,862,886 shares
     at January 30, 1993                                539,000        539,000

  Additional paid-in capital                         70,644,000     67,264,000

  Retained earnings                                 120,038,000    167,813,000

     Total stockholders' equity                     191,221,000    235,616,000

                                                   $461,879,000   $364,705,000

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                        Additional
Three year period ended       Common     Paid-in       Retained
January 29, 1994              Stock      Capital       Earnings       Total
Balance at February 2, 1991  $519,000  $42,502,000  $112,826,000  $155,847,000

Net earnings-fiscal 1992           --           --    22,704,000    22,704,000

Cash dividends-$.053 per share     --           --    (2,839,000)   (2,839,000)

Cash paid in lieu of
  fractional shares
  in connection with 3-for-2
  stock split in July 1991
  (note 10)                        --           --        (3,000)       (3,000)

Issuance of 1,350,000 shares
of common stock in public
offering                       13,000   18,492,000            --    18,505,000

Issuance of common stock in
connection with the exercise
of stock options (note 15)      1,000      219,000            --       220,000

Amortization of and tax
benefits related to
restricted common stock            --    2,908,000            --     2,908,000

Balance at February 1, 1992   533,000   64,121,000   132,688,000   197,342,000

Net earnings-fiscal 1993           --           --    37,981,000    37,981,000

Cash dividends-$.053 per share     --           --    (2,856,000)   (2,856,000)

Issuance of common stock in
  connection with the exercise
  of stock options (note 15)    2,000      654,000            --       656,000

Grant and amortization of
  and tax benefits related
  to restricted common stock    4,000    2,489,000            --     2,493,000

Balance at January 30, 1993   539,000   67,264,000   167,813,000   235,616,000

Net loss-fiscal 1994               --           --   (45,624,000)  (45,624,000)

Cash dividends-$.04 per share      --           --    (2,151,000)   (2,151,000)

Issuance of common stock in
  connection with the exercise
  of stock options (note 15)       --      624,000            --       624,000

Amortization of and tax
  benefits related to
  restricted common stock          --    2,756,000            --     2,756,000

Balance at January 29, 1994  $539,000  $70,644,000  $120,038,000  $191,221,000

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Three year period ended January 29, 1994      1994           1993         1992

Operating activities:
  Net earnings (loss)                   $(45,624,000)  $37,981,000  $22,704,000

  Adjustments to reconcile net earnings
  (loss) to net cash provided by
  operating activities:

    Noncash reorganization costs           4,734,000            --           --

    Depreciation and amortization         34,800,000    29,042,000   22,551,000

    Provision (credit) for deferred
     income taxes                           (985,000)      117,000     (201,000)

    Losses on and provisions related
     to property and equipment            11,467,000     1,303,000    1,219,000

    Amortization of restricted
     common stock                          1,740,000     1,309,000    1,309,000

    Changes in operating assets and
    liabilities, net of effects of
    store acquisitions:
      (increase) decrease in:

      Receivables                            574,000      (369,000)    (362,000)

      Merchandise inventories             27,146,000   (19,089,000)    (678,000)

      Prepaid expenses and other           1,027,000     2,569,000   (3,398,000)

      Refundable income taxes            (17,010,000)           --           --

      Other assets                        (1,008,000)     (530,000)    (134,000)

    Increase (decrease) in:
      Accounts payable, trade            (28,020,000)    8,458,000  (15,583,000)

      Other payables and accrued
       expenses                          (10,812,000)      466,000      208,000

      Federal and state income
       taxes payable                      (9,578,000)   10,790,000     (391,000)

      Other noncurrent liabilities         1,365,000       391,000    3,164,000

      Operating payables subject to
      compromise under reorganization
      proceedings                         69,212,000            --           --

Net cash provided
by operating activities                   39,028,000    72,438,000   30,408,000

Investing activities:

   Property and equipment expenditures  (46,301,000)   (63,830,000) (78,842,000)

   Proceeds from sales of property
   and equipment                            456,000        914,000      238,000

   Acquisitions of store locations      (10,769,000)    (6,418,000)  (9,969,000)

   Proceeds from redemption of
   marketable securities                         --      9,703,000      670,000

       Net cash used in investing
       activities                       (56,614,000)   (59,631,000) (87,903,000)

Financing activities:
       Prepetition debt activity:
       Net borrowing under revolving
        credit debt                      44,520,000             --           --

       Proceeds from issuance of
        institutional investor notes     65,000,000             --           --

       Repayment of long-term debt      (15,000,000)            --           --

       Principal payments on secured
        notes payable                      (432,000)      (284,000)    (239,000)

   Procurement costs related to debtor-
   in-possession financing               (1,255,000)            --           --

   Proceeds from issuance of common
   stock                                    624,000        656,000   18,725,000

   Dividends paid                        (2,867,000)    (2,848,000)  (2,822,000)

   Other                                         --          3,000       (3,000)

       Net cash provided by (used in)
       financing activities              90,590,000     (2,473,000)  15,661,000

       Net change in cash and cash
       equivalents                       73,004,000     10,334,000  (41,834,000)

Cash and cash equivalents at
beginning of year                        40,115,000     29,781,000   71,615,000

Cash and cash equivalents at end
of year                                $113,119,000    $40,115,000  $29,781,000

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Three-year period ended January 29, 1994

1.  REORGANIZATION AND BASIS OF REPORTING

Merry-Go-Round Enterprises, Inc. (Debtor-in-Possession) (the "Company"), a national specialty retailer of contemporary fashions for young men and women, operated 1,434 stores in 44 states and Washington, D.C. at January 29, 1994. The majority of stores operate under the trade names Merry Go Round, N.E.T Works, DJ's Fashion Center for Men, Dejaiz, Attivo, Chess King, Cignal, Boogies Diner and Club International, and almost all are located in enclosed regional shopping malls. At
January 29, 1994, the geographical distribution of these stores was: East North Central, 315; East South Central, 72; Middle Atlantic, 246; Mountain, 50; New England, 93; Pacific, 139; South Atlantic, 290; West North Central, 60; and West South Central, 169.

         As a result of certain events in the third and fourth quarters of fiscal 1994, on January 11, 1994, the Company and two of its subsidiaries, filed voluntary petitions for relief under Chapter 11 ("Chapter 11") of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Maryland, Baltimore Division (the "Bankruptcy Court"). The Company and its subsidiaries are presently operating their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and intend to propose a plan of reorganization pursuant to Chapter 11. As debtors-in-possession, the Company and its subsidiaries may not engage in transactions outside of the ordinary course of business without approval of the Bankruptcy Court, after notice and hearing.

         The Company incurred a significant net loss in the third quarter of fiscal 1994. This net loss caused the Company to be in violation of certain financial covenants in its borrowing arrangements and the Company was unable to reach agreement with its lenders to amend or restructure these arrangements on satisfactory terms. The extended negotiations with the Company's lenders created substantial uncertainty among the Company's vendors and factors resulting in their failure to accept certain of the company's spring merchandise orders and causing uncertainty as to future deliveries of merchandise. These events led to the Company's decision to file for protection under Chapter 11 to enable the Company to restructure its financial arrangements under the jurisdiction of the Bankruptcy Court.

         Liabilities subject to compromise (see note 9) in the accompanying consolidated balance sheets represent the Company's estimate of liabilities as of January 29, 1994, subject to adjustment in the reorganization process. Under Chapter 11, actions to enforce certain claims against the Company are stayed if the claims arose, or are based on events that occurred, on or before the petition date of January 11, 1994. The ultimate terms of settlement of these liabilities and claims will be determined in accordance with a plan of reorganization which requires the approval of impaired prepetition creditors and stockholders and confirmation by the Bankruptcy Court. Other liabilities may arise or be subject to compromise as a result of rejection of executory contracts, including leases, or the Bankruptcy Court's resolution of claims for contingencies and other disputed amounts. The ultimate resolution of such liabilities will be part of a plan of reorganization.

         The accompanying consolidated financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result of the Chapter 11 filing and circumstances relating to this event, realization of assets and satisfaction of liabilities is subject to uncertainty. A plan of reorganization could materially change the amounts reported in the accompanying consolidated financial statements, which do not give effect to adjustments to the carrying values of assets and liabilities which may be necessary as a consequence of a plan of reorganization. The ability of the Company to continue as a going concern is dependent on, among other things, confirmation of an acceptable plan of reorganization, future profitable operations, compliance with the debtor-in-possession financing agreement (see note 5), and the ability to generate sufficient cash from operations and to obtain financing sources to meet future obligations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The Company reports on a 52-53 week year ending the Saturday nearest January 31. Fiscal years 1994, 1993 and
1992 each consisted of 52 weeks.

CONSOLIDATED FINANCIAL STATEMENTS - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS - Cash equivalents include all highly liquid investments with maturities, at dates of purchase, of three months or less.

MERCHANDISE INVENTORIES - Merchandise inventories are stated at the lower of first-in, first-out cost or market. The cost of merchandise is determined by the retail method.

PROPERTY AND EQUIPMENT - For financial reporting purposes, buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated lives of the assets. Leasehold improvements are amortized by use of the straight-line method over the lesser of the terms of the respective lease or the lives of the improvements.

         Effective January 31, 1993, the Company extended the useful lives of certain property and equipment in its headquarters and distribution centers and stores, and established a salvage value of the headquarters and distribution center. These changes were made to more closely reflect the estimated physical and economic lives and salvage value of the property and equipment. The effect of these changes decreased the loss before income tax benefit and net loss for fiscal 1994 by approximately $3,600,000 and $2,574,000, respectively, or $.05 per share.

INCOME TAXES - Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the use of the asset and liability method to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which the temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on the consideration of available evidence and other factors. The effects of changes in tax rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date. The effects of adopting SFAS 109 as of January 31, 1993 were not material.

         Prior to adoption of SFAS 109, the Company accounted for income taxes using the deferred method under APB Opinion No. 11, which required that deferred income taxes be recognized for income and expense items that were reported in different years for financial reporting and income tax purposes. Under the deferred method, deferred income tax balances were not adjusted for subsequent changes in tax rates.

PREOPENING COSTS - Expenses associated with the opening of new stores are charged to expense as incurred.

REORGANIZATION COSTS - Professional fees, the write-off of assets and other costs and expenditures directly related to the Chapter 11 filing are classified as reorganization costs.

3.  ACQUISITIONS OF STORE LOCATIONS

On May 16, 1993, the Company acquired from Melville Corporation ("Melville") 450 store locations and related assets operated as men's retail clothing stores under the names "Chess King," "Garage," "Metro Garage" and "Freefall" (collectively "Chess King"). The assets acquired included merchandise inventory, furniture, fixtures, equipment, leasehold improvements, and leases of the acquired locations operated by Melville under these names.

         The aggregate cost of acquiring the assets from Melville, including certain post closing adjustments and other estimated direct acquisition costs, was approximately $40.2 million, of which $10.8 million was paid in cash and $29.4 million was paid by issuing a convertible note to Melville.

         The following unaudited pro forma information has been prepared assuming the acquisition of the 450 locations occurred as of the beginning of the Company's 1994 and 1993 fiscal years. Chess King's fiscal years ended on December 31 and, accordingly, it is not practicable to develop meaningful operating statements for the retail locations conforming to the Company's fiscal year for pro forma purposes. Accordingly, the following unaudited pro forma financial information for fiscal 1993 includes the historical results of operations for the acquired retail locations for the year ended December 31, 1992, and the unaudited pro forma financial information for fiscal 1994 includes the historical results of operations for the acquired retail locations for the three months ended March 27, 1993 and the period from May 2, 1993 to May 15, 1993.

                                  1994                1993
         Net Sales           $996,624,000   $1,062,227,000
         Net earnings (loss)  (53,246,000)      22,702,000
         Earnings (loss)
           per share                $(.99)            $.42

The Company did not acquire any warehousing and distribution facilities or retain corporate personnel. The Company has substituted its corporate personnel, including senior management, for that of Chess King. The Company expects revenues and direct expenses of the stores to differ from those generated and incurred by Melville. The unaudited pro forma information may not be indicative of the actual results of operations that would have occurred had the acquisition of these retail locations actually been made at the beginning of the respective periods or of future results of operations of the Company with the retail locations under the Company's management and control.

         During fiscal 1993, the Company acquired 88 store locations and certain other assets for approximately $8.9 million, including liabilities assumed. During fiscal 1992, the Company acquired 69 store locations and certain other assets in three separate transactions aggregating approximately $10.0 million. These acquisitions did not have a material effect on results of operations in fiscal 1993 and fiscal 1992, respectively.

4.  OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

                                1994            1993
Operating expenses
    and other payables       $10,589,000    $15,061,000
Accrued wages
    and benefits               9,444,000     13,543,000
Accrued rent and
    occupancy costs            1,255,000      2,872,000
Accrued taxes - other
    than income                2,964,000      5,450,000
Other                          6,745,000      5,399,000
                             $30,997,000    $42,325,000


5.  DEBTOR-IN-POSSESSION FINANCING

On January 14, 1994, the Company entered into, and subsequently the Bankruptcy Court approved, a $125 million unsecured revolving credit agreement with certain lenders. The agreement provides for cash borrowings and the issuance of up to $90 million in letters of credit which in the aggregate cannot exceed the lower of a "borrowing base" or $125 million. The "borrowing base" is equal to the sum of 60% of eligible inventory, as defined in the agreement, plus 60% of inventory on order under international letters of credit, less $2.5 million.

         Cash borrowings bear interest at either the prime rate established by a bank plus 1% or LIBOR plus 2-1/2%, at the option of the Company. The agreement also requires a monthly unused line fee of 3/8% per annum and an annual agent fee of $100,000. Letter of credit fees are 1-1/2% per annum for standby letters of credit and 1-3/8% per annum for documentary letter of credit. Fees for documentary letters of credit which the Company chooses to collateralize with cash, carry a fee of 1-1/4% per annum. At January 29, 1994, approximately $5.5 million of documentary letters of credit were collateralized by approximately $5.8 million of cash. Interest and fees are payable monthly except for the agent fee which is payable in advance for the first year of the agreement and monthly thereafter.

         Cash borrowings and letters of credit issued under the agreement have been granted super priority status by the Bankruptcy Court over all obligations except certain administrative expenses, as defined in the agreement.

         During the term of the agreement, the Company cannot pay dividends and is required to meet minimum levels of earnings before interest, income taxes, depreciation and amortization, maintain inventory levels between specified minimum and maximum levels, and limit capital expenditures to $18 million per year through January 31, 1996, and $4.5 million from February 1, 1996, through the expiration date on the earlier of April 21, 1996, or the date of consummation of a plan of reorganization.

6.  LONG-TERM DEBT

In January 1989, the Company issued notes aggregating $25 million, of which $15 million was repaid in full in October 1993. The remaining $10 million note is secured by property, fixtures and certain equipment comprising the Company's headquarters and distribution center. The note bears interest at 10.36% per annum, payable semi-annually and was due February 15, 1994.

         The Company has continued to accrue interest at the contractual rate on this note and has not classified the note as subject to compromise in the accompanying consolidated balance sheets. However, payments of principal and interest have been suspended until a Bankruptcy Court order is entered authorizing payment or until confirmation of a plan of reorganization. See also note 9.

7.  LEASE COMMITMENTS

At January 29, 1994, the Company was committed under non-cancelable operating leases for retail stores expiring at various dates through 2008. Generally, retail store leases provide for additional rentals based on a percentage of sales and increases in real estate taxes and various mall operating expenses.

         Rent and other expenses under such leases charged to operations were as follows:

                            1994            1993           1992
Minimum rentals      $82,550,000     $60,956,000    $46,429,000
Contingent
  rentals and
  other expenses   47,481,000  36,291,000  30,971,000
                    $130,031,000     $97,247,000    $77,400,000

Subject to the approval of the Bankruptcy Court, the Company can reject executory contracts, including leases, under the relevant provisions of the Bankruptcy Code. Rejection of a lease gives the lessor the right to assert a prepetition claim against the Company as though the lease had been terminated as of the date of the Chapter 11 filing. However, the amount of the claim may be limited by the Bankruptcy Code. Estimated claims for rejected leases will be included in reorganization costs. The analysis of lease commitments below has not been adjusted to reflect possible future lease rejections.

         Certain of the Chess King leases acquired in fiscal 1994 are guaranteed by Melville (see note 3). Therefore, the lessors of rejected leases may have a claim against Melville for unpaid lease obligations and breach of contract claims beyond the amounts permitted to be asserted against the Company under the Bankruptcy Code. As part of the purchase agreement, the Company has agreed to indemnify Melville against any loss under its lease guarantee. As a result, Melville may assert a prepetition claim against the Company for the amounts, if any, it is required to pay under the guarantees.

         At January 29, 1994, future minimum rental payments under noncancelable operating leases are as follows:


1995                                               $ 88,111,000
1996                                                 84,425,000
1997                                                 78,587,000
1998                                                 72,457,000
1999                                                 64,854,000
Subsequent to 1999                                  218,854,000

8.  CONTINGENCIES

The Company is a party to various lawsuits and other actions arising in the course of its business. In the opinion of management, based upon a number of factors, including the advice of outside counsel in certain instances, the ultimate resolution of these legal matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company. Under Chapter 11, actions to pursue litigation against the Company are stayed if the claim arose, or is based on events that occurred on or before the petition date of January 11, 1994.

9.  LIABILITIES SUBJECT TO COMPROMISE

Certain prepetition liabilities have been approved by the Bankruptcy Court for payment. At January 29, 1994, such amounts were included in accrued expenses and other payables. Liabilities subject to compromise as of January 29, 1994 consisted of:


Secured note payable                             $  4,997,000
Unsecured liabilities:
    Accounts payable, trade                        40,881,000
    Other payables and accrued expenses            28,331,000
    Revolving credit debt                          44,520,000
    Chess King acquisition debt                    29,413,000
    Institutional investor notes                   65,000,000
                                                 $213,142,000

         The note payable, which is secured by a retail location, bears interest based on LIBOR and was due November 1995. The revolving credit debt bears interest at the lower of the bank's prime rate less 1/2% or the Federal funds rate plus 1% and was due June 1995. The Chess King acquisition debt bears interest at 6% and was due in equal installments in May 1996 and 1997, if not previously converted at the holders' option to common stock of the Company. The institutional investor notes were due in various amounts through September 1, 2003, with $50,000,000 bearing interest at 7.09% and $15,000,000 bearing interest at 6.44%. The interest rates described above do not consider interest rates which may be applicable in the event of default.

         A plan of reorganization ultimately approved by the Company's impaired prepetition creditors and stockholders and confirmed by the Bankruptcy Court may materially change the amounts and terms of these prepetition liabilities.

         The Company anticipates that it will negotiate with creditors to reconcile claims filed with the Bankruptcy Court to the Company's financial records. The additional liability arising from this reconciliation process, if any, is not subject to reasonable estimation. As a result, no provision has been recorded for these possible claims. The Company will recognize the additional liability, if any, as the amounts become subject to reasonable estimation.

         Additional bankruptcy claims and prepetition liabilities may arise from the termination of other contractual obligations and the settlement of disputed claims.
Consequently, the amounts included in the consolidated balance sheet as liabilities subject to compromise may be subject to further adjustment.

         Based on current facts and circumstances, the Company has determined that, except for the $10,000,000 note payable described in note 6, it is not probable that it will ultimately pay interest on its prepetition obligations and, accordingly, the Company has stopped accruing interest on these prepetition obligations. However, the Bankruptcy Court could determine that postpetition interest should be paid on these obligations. Contractual interest exceeds interest expense recorded in the accompanying consolidated statement of operations by approximately $400,000.

10. STOCKHOLDERS' EQUITY

EARNINGS (LOSS) PER SHARE - Earnings (loss) per share are based on the weighted average number of shares outstanding each year, 53,911,376 for fiscal year 1994, 53,719,960 for fiscal 1993 and
53,140,375 for fiscal 1992.

STOCK SPLIT - On July 5, 1991, the Company effected a 3-for-2 common stock split in the form of a 50% stock dividend.

CASH DIVIDENDS - In December 1993, the Company discontinued paying a dividend on its common stock. Prior to that date, it had followed a policy of paying a quarterly dividend of $.0133 per share.

PREFERRED STOCK - The Company has authorized the issuance of 1,000,000 shares of Class A Preferred Stock. As of January 29,
1994, no shares were issued or outstanding.

SHAREHOLDER RIGHTS PLAN - The Company has a Shareholder Rights Plan (the "Plan") pursuant to which one Right was distributed to stockholders for each share of common stock outstanding on September 30, 1991, and one Right attaches to each common share issued thereafter. Each Right initially entitles the holder to purchase one-one thousandth share of Class A Preferred Stock ("Preferred Stock") for the exercise price of $56. Each one-one thousandth share of Preferred Stock has voting rights and dividend and distribution privileges (after giving effect to a $1.00 liquidation preference) equivalent to one share of the Company's common stock. The Plan, among other things, provides that each Right may be exercisable if 15% or more of the Company's stock is beneficially acquired by a third party or group (Acquiring Person). Under such circumstances, Rights (other than those held by the Acquiring Person) may be exercised for common stock of the Company having a market value of twice the exercise price (or, in the Company's discretion, for one-one thousandth share of Preferred Stock for each common share so issuable). Alternatively, the Company may exchange one share of common stock (or one-one thousandth share of Preferred Stock) for each Right (other than Rights of the Acquiring Person). In addition, the Plan provides that if, after a person becomes an Acquiring Person, the Company is acquired in a merger or other similar business combination, or certain other transactions occur, rights will be exercisable to purchase common stock of the acquiring entity having a market value of twice the exercise price. The Rights are not currently exercisable, do not trade separately from the common stock, are redeemable at $.01 for each Right at the discretion of the Board of Directors and expire on September 30, 2001. Until exercised, Rights carry no dividend or voting rights.

11. INTEREST EXPENSE, NET

Interest expense, net consists of:

                              1994         1993            1992
Interest income        $ (500,000)  $ (831,000)    $(2,087,000)
Interest expense     6,359,000 1,703,000 2,558,000
                        $5,859,000   $  872,000     $   471,000

         The Company paid interest of approximately $5,616,000, $1,504,000 and $2,454,000 in fiscal 1994, 1993 and 1992, respectively. Interest costs capitalized were $548,000 in fiscal 1994, $2,194,000 in fiscal 1993 and $1,058,000 in fiscal
1992.

12. REORGANIZATION COSTS

Reorganization costs recorded in fiscal 1994 consisted of:

Write-off of leasehold
  improvements and fixtures
  associated with closed stores                      $2,550,000
Professional fees                                     1,785,000
Estimated store lease rejection claims                1,716,000
Write-off of unamortized deferred
  financing costs associated with
  prepetition debt                                      571,000
Other                                               313,000
                                                     $6,935,000

13. INCOME TAXES

The components of income tax expense (benefit) are as follows:

                         1994             1993             1992
Current:

  Federal       $(16,627,000)      $18,989,000      $11,320,000
  State         (575,000)  2,725,000  2,215,000
                 (17,202,000)       21,714,000       13,535,000

Deferred
  Federal and
  state         (985,000)    117,000   (201,000)
                 $(18,187,000)     $21,831,000      $13,334,000

         A reconciliation of the Federal statutory rate to the effective income tax (benefit) rate applicable to earnings
(loss) before income taxes is as follows:

                           1994             1993           1992
Statutory rate on
  earnings (loss)
  before income
  taxes                   (34.0)%           34.0%         34.0%
State and local
  income taxes, net
  of Federal income
  tax effect               (2.9)             3.7           4.2
Provision to reduce
  deferred tax assets
  to estimated
  realizable value          8.1                -             -
Other, net                 .3             (1.2)         (1.2)
Effective income tax
  (benefit) rate          (28.5)%           36.5%         37.0%

         The tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities included in the net deferred tax asset at January 29, 1994 are summarized as follows:


Deferred tax assets:
  Accrued compensation and benefit costs             $3,807,000
  Accrued rentals                                     4,427,000
  Inventory capitalization                            1,898,000
  Other accrued expenses                                639,000
  Alternative minimum tax credit
    carryforward                                  2,283,000
                                                     13,054,000
  Valuation allowance                           (5,139,000)
                                                  7,915,000
Deferred tax liabilities:
  Accelerated depreciation and loss on
    property and equipment                            5,884,000
  Prepaid benefit costs                             356,000
                                                      6,240,000
Net deferred tax assets                              $1,675,000

         The net realizable balance of deferred tax assets at January 29, 1994 was determined based on the extent to which the related deductible amounts could be applied to either prior years' pre-tax income or future years' taxable amounts related to deferred tax liabilities based on their estimated scheduled reversals. The Company established the valuation allowance in the fourth quarter of fiscal 1994.

         The provision (credit) for deferred income taxes for fiscal 1993 and 1992 represent the tax effects of timing differences as follows:

                                     1993                  1992
Depreciation                      $2,602,000          $2,124,000
Compensation and
    employee benefit costs        (1,798,000)           (693,000)
Inventory capitalization            (412,000)           (210,000)
Other, net                          (275,000)         (1,422,000)
                                  $  117,000          $ (201,000)

         The Company paid income taxes of approximately
$10,457,000, $13,892,000, and $17,545,000 in fiscal 1994, 1993 and 1992, respectively. The Company's Federal income tax returns have been examined by the Internal Revenue Service through fiscal 1993.

14. THRIFT PLAN

The Company has a thrift and savings plan which meets the qualifications of Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the plan after reaching age twenty-one and completing one year of service, as defined. Under the plan, employee contributions are matched by the Company at a rate determined by the Board of Directors annually. Generally, the Company's contributions are vested over a five-year period. Thrift and savings plan expense was approximately $986,000, $780,000 and $1,027,000 for fiscal
1994, 1993 and 1992, respectively.

15. LONG-TERM INCENTIVE PLANS

The Company has incentive plans (the "Plans") pursuant to which the Company has granted stock options, performance units and restricted common stock to officers and other key employees.

         As of January 29, 1994, options to purchase 3,187,194 shares of common stock were outstanding. The options are exercisable over a ten-year period from dates of grants.

         A summary of the changes in the outstanding stock options is as follows:

                             1994           1993           1992
Balance at beginning
  of year               3,443,876      1,868,399      1,940,232
Options granted                 -      1,715,750              -
Options exercised       (102,924)      (131,635)       (58,458)
Options cancelled
  or expired        (153,758) (8,638) (13,375)
Balance at end
  of year               3,187,194      3,443,876      1,868,399

         The prices at which options were exercised in fiscal 1994 ranged from $1.51 to $10.13 per share. The options outstanding as of January 29, 1994, are as follows: 1,597,106 shares at $10.13; 1,152,774 shares at $6.56; 184,616 shares at
$5.29; 129,113 shares at $3.10; 2,835 shares at $2.43; and
120,750 shares at $1.51. As of January 29, 1994 and January 30, 1993, 1,360,442 and 833,095 options were exercisable, respectively.

         During the quarter ended May 1, 1993, based on the cumulative performance criteria of the Plan, the Company determined that no amounts were payable under the Plan. Accordingly, the Company reversed an accrual for expenses recorded in prior years for amounts previously estimated to be payable under the Plan, of approximately $3.1 million.

         The Company has awarded 2,350,876 shares of restricted common stock under the Plans. The shares vest in equal annual installments over five years and non-vested shares are subject to forfeiture if the holder terminates employment with the Company. The market value of the shares as of the dates awarded is being charged to compensation expense over the period that the holders provide the related service ($1,739,000, $1,309,000, and $1,309,000 in fiscal 1994, 1993 and 1992, respectively). The number of shares of restricted common stock subject to forfeiture is 252,000 at January 29, 1994. During fiscal 1994, 25,000 shares were forfeited.

16. DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS - The carrying amount of cash and cash equivalents approximates their fair value because of the short-term nature of these instruments.

RECEIVABLES - Receivables consist principally of amounts due from credit card companies pursuant to merchandise sales and are normally collected within five days. The carrying amount of receivables approximates their fair value.

LONG-TERM DEBT AND LIABILITIES SUBJECT TO COMPROMISE -
Subsequent to the filing under Chapter 11, a limited market has developed for the trading of prepetition claims against the Company. However, since the market for claims against companies under Chapter 11 is not well developed, no reliable source of market prices is available.

17. NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 112,
"Employers' Accounting for Postemployment Benefits," is effective for years beginning after December 15, 1993. The
Company does not expect that adoption in fiscal 1995 will have a material effect on its consolidated financial position or results of operations.

MARKET AND DIVIDEND INFORMATION

The Company's common stock is currently traded on the New York
Stock Exchange (NYSE) under the trading symbol "MGR." The table below shows the high and low closing prices on the NYSE for the last two fiscal years.

                       1994                   1993
Period            High        Low       High        Low
First Quarter     17 1/2      12 1/4    12          10 1/8
Second Quarter    15           9 1/8    15 1/2      11
Third Quarter      9 5/8       7 1/4    15 3/8      10 1/2
Fourth Quarter     9 3/8       1 5/8    17 7/8      11 7/8

         As of April 20, 1994, there were 2,614 stockholders of record. This number does not reflect the number of beneficial owners of the Company's common stock for whom shares are held by Cede & Co., certain brokerage firms and others.

         For each quarter in fiscal 1993 and each of the first three quarters of fiscal 1994, the Company paid a quarterly dividend of $.0133 per share. In the fourth quarter of fiscal 1994, the Company suspended the dividend indefinitely. Under the current terms of its debtor-in-possession financing agreement, the Company may not pay dividends. The Company cannot pay a dividend without the prior approval of the U.S. Bankruptcy Court while operating under its jurisdiction.

INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors
Merry-Go-Round Enterprises, Inc.
(Debtor-In-Possession):

         We have audited the accompanying consolidated balance sheets of Merry-Go-Round Enterprises, Inc. and subsidiaries (Debtor-In-Possession) as of January 29, 1994 and January 30, 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 29, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merry-Go-Round Enterprises, Inc. and subsidiaries (Debtor-In-Possession) as of January 29, 1994 and January 30, 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 1994 in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court (the "Bankruptcy Court") on January 11, 1994. The uncertainties inherent in the bankruptcy process raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently operating its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and continuation of the Company as going concern is contingent upon, its ability to (1) formulate a plan of reorganization that will be confirmed by the Bankruptcy Court, (2) achieve satisfactory levels of profitable operations and (3) maintain compliance with its debtor-in-possession financing, among other things. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         As discussed in note 2, the Company changed its method of accounting for income taxes for the year ended January 29, 1994 to adopt the provisions of Statement of Financial
Accounting Standards No. 109, "Accounting for Income Taxes".


KPMG PEAT MARWICK


Baltimore, Maryland
April 5, 1994

                          Five Year Financial Summary
(In thousands, except per share and store data, ratios and percentages)

SUMMARY OF OPERATIONS            1994 (1)   1993      1992      1991      1990
Net sales                    $959,878   $877,499  $761,163  $628,127  $478,923
Earnings (loss) before
reorganization costs
and income taxes (benefit)    (56,876)    59,812    36,038    59,993    35,879
Reorganization costs            6,935          -         -         -         -
Earnings (loss) before
income taxes (benefit)(2)     (63,811)    59,812    36,038    59,993    35,879
Income taxes (benefit)        (18,187)    21,831    13,334    22,497    13,634
Net earnings (loss)           (45,624)    37,981    22,704    37,496    22,245
PER SHARE DATA
Net earnings (loss)              (.85)       .71       .43       .73       .46
Cash dividends declared           .04       .053      .053      .047         -
Book value                       3.55       4.37      3.70      3.00      2.06
Weighted average
shares outstanding             53,911     53,720    53,140    51,164    48,169
OTHER FINANCIAL INFORMATION
Net earnings (loss)
as a percent of net sales        (4.8)%      4.3%      3.0%      6.0%      4.6%
Working capital(3)           $174,465    $50,921   $51,721   $67,840   $40,854
Ratio of current assets
to current liabilities(3)         5.8        1.6       1.8       1.9       1.9
Total assets                 $461,879   $364,705  $300,549  $272,954  $182,236
Long-term debt(4)              10,000     29,997    30,368    30,813    25,000
Liabilities subject to
compromise under reorgan-
ization proceedings(4)        213,142          -         -         -         -
Stockholders' equity          191,221    235,616   197,342   155,847   103,271
Number of stores
at end of year                  1,434        989       825       675       613

(1) On January 11, 1994, the Company filed voluntary petitions under chapter 11 of the
Bankruptcy Code.  See Management's Discussion and Analysis ("MD&A") and Note 1 to the
Consolidated Financial Statements.

(2) Fiscal 1994 includes a third quarter charge of $55.3 million (see MD&A).

(3) 1994 excludes liabilities subject to compromise under reorganization proceedings.

(4) See Notes 6 and 9 to the Consolidated Financial Statements.

                          Summary of Quarterly Results

1994              Net Sales    Net Earnings (Loss)    Earnings (Loss) Per Share
First Quarter      $185,927           $1,975                    $.04
Second Quarter      214,412           (2,519)                   (.05)
Third Quarter       255,473          (38,522)                   (.71)
Fourth Quarter (1)  304,066           (6,558)                   (.12)
For the Year       $959,878         $(45,624)                  $(.85)

(1)  See Notes 12 and 13 to the Consolidated Financial Statements.

1993              Net Sales    Net Earnings (Loss)    Earnings (Loss) Per Share
First Quarter      $171,393           $7,087                    $.13
Second Quarter      181,630            6,380                     .12
Third Quarter       229,792           10,518                     .20
Fourth Quarter      294,684           13,996                     .26
For the Year       $877,499          $37,981                    $.71

              MANAGEMENT'S DISCUSSION AND ANALYSIS

         The Company is a national specialty retailer of contemporary fashions for young men and women. At January 29, 1994, the Company operated 1,434 stores in 44 states and Washington, D.C. The following discussion explains material changes in the results of operations for fiscal years 1994 and 1993 and significant developments affecting financial condition since the end of fiscal 1993.

CHAPTER 11 REORGANIZATION

         During fiscal 1994, the Company's sales performance was disappointing, with comparable store sales decreasing 12.6%. This performance resulted from a variety of factors, including the continuing absence of a clear fashion trend with the Company's customers, a highly promotional retail environment, a shift by its customers away from higher-priced branded merchandise to lower-priced private label merchandise and certain unsuccessful merchandise decisions. In the third quarter of fiscal 1994, the Company determined that it was necessary to write down the value of certain inventory and leasehold improvements associated with certain under performing stores and provide for certain other lease obligations. This write-down resulted in a pre-tax charge of $55.3 million (the "special charge") and caused a significant net loss for the third quarter and nine-month periods. The net loss caused the Company to be in violation of various financial covenants in its borrowing arrangements and the Company was unable to reach agreement with its lenders to amend or restructure these arrangements on satisfactory terms. The extended negotiations with the Company's lenders created substantial uncertainty among the Company's vendors and factors, resulting in their failure to accept certain of the Company's spring merchandise orders and causing uncertainty as to future deliveries of merchandise. These events led to the Company's decision to seek the protection of the Bankruptcy Court to restructure its financial arrangements.

         On January 11, 1994, the Company and two of its subsidiaries, MGR Distribution Corp. and MGRR, Inc., filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Maryland, Baltimore Division.

RESULTS OF OPERATIONS

         The consolidated financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As a result of the Chapter 11 filing and circumstances relating to this event, realization of assets and satisfaction of liabilities is subject to uncertainty. A plan of reorganization could materially change the amounts reported in the accompanying consolidated financial statements, which do not give effect to all adjustments to the carrying values of assets and liabilities which may be necessary as a consequence of a plan of reorganization. The ability of the Company to continue as a going concern is dependent on, among other things, confirmation of an acceptable plan of reorganization, future profitable operations, compliance with the debtor-in-possession financing agreement and the ability to generate sufficient cash from operations and obtain financing sources to meet future obligations.

         The following table sets forth, as a percentage of net sales, certain items appearing in the consolidated statement of operations:

                                  1994           1993       1992
Net sales                         100%           100%       100%
Costs and expenses:
  Costs of sales, buying
  and occupancy                  81.3           70.8       72.5
  Selling and administrative     24.0           22.2       22.7
  Interest expense, net          .6             .1         .1
      Total                   105.9           93.1       95.3
Earnings (loss) before
  reorganization costs and
  income taxes (benefit)         (5.9)           6.9        4.7
Reorganization costs            (.7)             -          -
Earnings (loss) before
  income taxes (benefit)         (6.6)           6.9        4.7
Income taxes (benefit)         (1.8)           2.6        1.7
Net earnings (loss)              (4.8)%          4.3%       3.0%

Net Sales - Net sales increased $82,379,000 or 9.4% in fiscal 1994 compared to fiscal 1993, and $116,336,000 or 15.3% in fiscal 1993 compared to fiscal 1992. The increases in fiscal 1994 and 1993 were primarily due to the acquisition of 450 and 88 store locations, respectively, and, in fiscal 1993, the opening of 76 additional stores. Comparable store sales decreased 12.6% and 2.0% in fiscal 1994 and fiscal 1993, respectively. The decreases in comparable store sales in fiscal 1994 is the result of factors described above in "Chapter 11 Reorganization". The decrease in fiscal 1993 was due primarily to continued weakness in consumer confidence and spending patterns, the absence of a clear fashion trend and a shift by the Company's traditional customer base toward lower-priced basic fashion merchandise. The decrease in 1993 was also attributed to managements decision to maintain lower store inventory levels and, in the latter half of 1993, to reduce the extent of merchandise promotions.

         Comparable store sales have decreased 22% in the first two months of fiscal 1995 compared to the same period in fiscal 1994. The Company believes that this decrease is due primarily to a continuation of the factors which affected fiscal 1994 sales, a decline in customer traffic and lower inventory levels per store resulting from the events of fiscal 1994 relating to the Chapter 11 filing. Since the filing, the Company has experienced improved relationships with its vendors and factors and most orders are being shipped on regular trade terms. However, the Company believes that its inventory levels per store will not return to levels it considers adequate until the fall Back-to-School selling season and the Company believes that it will be necessary to rebuild customer loyalty. The Company expects to continue to experience decreases in comparable store sales at least through the end of the second quarter and that it will report losses for this period.

Cost of Sales, Buying and Occupancy - These costs increased $158,688,000 or 25.5% in fiscal 1994 compared to fiscal 1993 and $69,774,000 or 12.6% in fiscal 1993 compared to fiscal 1992. As a percentage of net sales, these costs were 81.3% in fiscal 1994, 70.8% in fiscal 1993 and 72.5% in fiscal 1992. The increased cost as a percentage of net sales in fiscal 1994 is primarily due to the special charge recorded in the third quarter of fiscal 1994 which included a write-down of certain merchandise inventory of approximately $43.3 million and of certain leasehold improvements of approximately $9.2 million. Also, sales per square foot of selling space decreased to $274 in fiscal 1994 from $356 in fiscal 1993 resulting in an increase in occupancy costs as a percentage of sales. The decreased cost as a percentage of sales in fiscal 1993 is primarily due to a decrease in markdowns compared to the prior year, partially offset by the effects of a decrease in sales per square foot of selling space.

Selling and Administrative Expenses - Selling and administrative expenses increased $35,392,00, or 18.1% in fiscal 1994 compared to fiscal 1993, and $22,387,000, or 13.0% in fiscal 1993 compared to fiscal 1992. Selling and administrative expenses as a percentage of net sales were 24.0% in fiscal 1994, 22.2% in fiscal 1993 and 22.7% in fiscal 1992. The increases in these expenses in fiscal 1994 and fiscal 1993 are attributed principally to the increases in the number of stores. The increase in these expenses as a percentage of sales in fiscal 1994 is due to the decrease in average store sales. The decrease in these expenses as a percentage of sales in fiscal 1993 is due to implementation of certain cost controls.

Interest Expense, Net - Interest expense was $6,359,000, $1,703,000 and $2,558,000 and interest income was $500,000,
$831,000 and $2,087,000 for fiscal years 1994, 1993 and 1992, respectively. The increase in interest expense in fiscal 1994 is due principally to an increase in borrowings. Interest expense decreased in fiscal 1993 due principally to increases in interest capitalized on construction projects. Interest income decreased in fiscal 1994 and fiscal 1993 due to decreased levels of and lower yields on investments.

Reorganization Costs - The Company recorded $6,935,000 for costs associated with the Chapter 11 filing. Included are approximately $4.3 million for costs and expenses associated with closing certain unprofitable stores (including estimated lease rejection claims), and approximately $1.8 million for legal, accounting and other professional fees. The Company anticipates that it will incur additional reorganization costs throughout its Chapter 11 reorganization.

Income tax benefit - The effective income tax benefit rate
(28.5%) for fiscal 1994 reflects the effect of establishing a valuation allowance for a portion of net deferred tax assets at January 29, 1994.

Net earnings (loss) - The Company incurred a net loss of $45,624,000 for fiscal 1994. In fiscal 1993 net earnings increased $15,277,000 compared to fiscal 1992 or 67.3%. As a percentage of net sales, net earnings were 4.3% in fiscal 1993 and 3.0% in fiscal 1992. The net loss for fiscal 1994 was due principally to lower average store sales and the special charge recorded in the third quarter of fiscal 1994. The increase in net earnings in fiscal 1993 was due principally to decreased markdowns and selling and administrative costs as a percentage of sales.

LIQUIDITY AND CAPITAL RESOURCES

Chapter 11 Filing

On January 11, 1994 ("Filing date") the Company and two of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. (For a more detailed discussion of the events leading to the Company's filing, see "Chapter 11 Reorganization").

         Under Chapter 11, actions to enforce certain claims against the Company are stayed if the claims arose, or are based on, events that occurred on or before the petition date of January 11, 1994. The ultimate terms of settlement of these claims will be determined in accordance with a plan of reorganization which requires the approval of the impaired prepetition creditors and stockholders and confirmation by the Bankruptcy Court. Other liabilities may arise or be subject to compromise as a result of rejection of executory contracts, including leases, or the Bankruptcy Court's resolution of claims for contingencies and other disputed amounts. The ultimate resolution of such liabilities, all of which are subject to compromise, will be part of a plan of reorganization.

         Until a plan of reorganization is confirmed by the Bankruptcy Court, only such payments on prepetition obligations that are approved or required by the Bankruptcy Court will be made. Principal and interest payments on prepetition debt have not been made since the Filing date and will not be made without the Bankruptcy Court's approval or until a plan of reorganization, defining the repayment terms, has been confirmed by the Bankruptcy Court. There is no assurance at this time that a plan of reorganization will be proposed, approved or confirmed by the Bankruptcy Court.

         Beginning in December 1993 and continuing through the Filing date, the Company stopped paying amounts owed to certain factors, vendors and suppliers in order to conserve cash. The result of this decision together with the "stay" of payments for other prepetition liabilities provided under the Chapter 11 filing, enabled the Company to report $113.1 million in cash and cash equivalents at January 29, 1994.

         Inherent in a successful plan of reorganization is a capital structure which permits the Company to generate sufficient cash flow after reorganization to meet its restructured obligations and fund the current obligations of the reorganized Company. Under the Bankruptcy Code, the rights of and ultimate payment to prepetition creditors may be substantially altered and, as to some classes, eliminated. At this time, it is not possible to predict the outcome of the Chapter 11 filing, in general, or its effects on the business of the Company or on the interests of creditors or stockholders.

General

Net cash provided by operating activities for fiscal 1994, 1993 and 1992 was $39.0 million, $72.4 million and $30.4 million, respectively. The decrease in cash provided by operating activities for fiscal 1994 is due principally to the factors contributing to the net loss. The increase in cash provided by operating activities in fiscal 1993 is due principally to increases in net earnings, depreciation and amortization, and operating accounts payable, partially offset by an increase in merchandise inventories.

         Property and equipment expenditures were $46.3 million, $63.8 million and $78.8 million for fiscal 1994, 1993 and 1992, respectively. Property and equipment expenditures include approximately $16.5 million, $11.3 million and $17.1 million in fiscal 1994, 1993 and 1992, respectively, expended in connection with the expansion of the Company's headquarters and distribution center. Other capital expenditures for fiscal 1994, 1993 and 1992 were principally for store openings and remodelings.

         In May, 1993 the Company purchased 450 store locations, comprising the Chess King Division of Melville Corporation, and related merchandise inventory. The purchase price, including certain post closing adjustments and other estimated direct acquisition costs, was approximately $40.2 million. The Company paid approximately $10.8 million in cash and issued a convertible fixed rate note for the balance of the purchase price. Store location acquisition expenditures for fiscal 1993 and 1992 were $6.4 million and $10.0 million, respectively.

         The Company's pre-tax operating loss was carried back to prior fiscal years, resulting in refundable Federal and state income taxes paid in such years of approximately $18.0 million. The Company anticipates that this refund will be realized during fiscal 1995.

         In connection with the Chapter 11 filing, the Company entered into and the Bankruptcy Court approved an agreement with certain lenders and The CIT Group/Business Credit, Inc., as agent, to provide unsecured debtor-in-possession financing in the form of a $125 million line-of-credit. The agreement provides for cash borrowings and the issuance of up to $90 million in letters-of-credit which, in the aggregate, cannot exceed the lower of a "borrowing base", as defined, or $125 million. Cash borrowings bear interest at either a banks prime rate plus 1% or LIBOR plus 2 1/2%, at the option of the Company. The Company is required to meet minimum levels of earnings before interest, income taxes, depreciation and amortization, maintain specified inventory levels, and limit its capital expenditures and may not pay dividends on its common stock over the term of the agreement. The agreement will terminate on the earlier of April 21, 1996 or the date of consummation of a plan of reorganization.

         The Company anticipates that its total capital expenditures for fiscal 1995 will be approximately $17.3 million which includes the opening of 6 stores and remodeling of 39 stores. See note 7 to the consolidated financial statements for information on current and future lease payments.

         The Company believes that its cash and cash equivalents balance at January 29, 1994, net cash provided by operating activities, the refund of income taxes and the Company's debtor-in-possession financing agreement, should enable the Company to meet its liquidity requirements during fiscal 1995. However, in view of all the events referenced above, there is uncertainty with respect to the Company's liquidity.

NEW ACCOUNTING STANDARD

         The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" which is effective for years beginning after December 15, 1993. The Company does not expect that adoption in fiscal 1995 will have a material effect on its consolidated financial position or results of operation.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Leonard Weinglass
Chairman of the Board
  and Chief Executive Officer

Michael D. Sullivan
President

Isaac Kaufman
Executive Vice President
Chief Financial Officer
Secretary and Treasurer

Raymond F. Altman
Attorney with the Law
Firm of Freishtat & Sandler

Robert B. Bank
President, Robert B. Bank
Management Services

Alan E. Berkowitz
Certified Public Accountant
Alan E. Berkowitz & Associates,
CPAs Chartered

Thomas J. Byrne, Jr.
Corporate Finance Advisor
Ladenburg, Thalmann & Co. Inc.

CORPORATE OFFICERS AND EXECUTIVE STAFF

Leonard Weinglass
Chairman of the Board
and Chief Executive Officer

Michael D. Sullivan
President

Isaac Kaufman
Executive Vice President
Chief Financial Officer
Secretary and Treasurer

Jeffrey A. Austin
Vice President
Human Resources

Robert L. Heyman
Vice President
Warehousing

William T. Kolber
Vice President
Merchandising and Sourcing

Jeffrey C. Mason
Vice President
Real Estate

Jack W. McNabney
Vice President
Store Design and Construction

Frank C. Peters
Vice President and Controller

Wayne J. Schuchart
Vice President
Management Information Systems

Myrna Villanueva
Vice President
Special Projects


MERRY-GO-ROUND CONCEPT

George E. Kucin
Vice President Merchandising

Joseph R. Vander Pluym
Vice President
Store Operations

YOUNG MENS CONCEPTS

Gary W. Gillan
Vice President
Store Operations

Eric Kyser
Vice President
Merchandising
Chess King

Ron Rossi
Vice President
Merchandising
Dejaiz/Attivo

Robert B. Simon
Vice President
Store Operations
Club International

CIGNAL CONCEPT

Ken Rodriguez
President

Gilbert Perrone
Vice President
Store Operations

Harriet Sheinberg
Vice President
Merchandising

Corporate Offices

3300 Fashion Way
Joppa, Maryland 21085
(410) 538-1000

New York Buying Office

485 Seventh Avenue, Suite 900
New York, New York 10001
(212) 967-4740

Transfer Agent and Registrar

Chemical Bank
New York, New York

Legal Counsel

Venable, Baetjer and Howard
Baltimore, Maryland

Independent Auditors

KPMG Peat Marwick
Baltimore, Maryland

Form 10-K

FORM 10-K IS AVAILABLE TO STOCKHOLDERS WITHOUT CHARGE UPON
WRITTEN REQUEST.

Exhibits to Form 10-K will be furnished upon payment of $.50 per page, with a minimum charge of $5.00. Send requests to:

    Isaac Kaufman, Executive Vice President
    Merry-Go-Round Enterprises, Inc.
    3300 Fashion Way
    Joppa, Maryland 21085